

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

June 8, 2007

Mr. Rick Fresia
Chief Financial Officer
ACT Teleconferencing, Inc.
1526 Cole Boulevard, Suite 300
Golden, CO 80401

      Re: **ACT Teleconferencing, Inc.**
             Form 10-K and 10-K/A for Fiscal Year Ended December 31, 2006
             Filed March 30, 2007 and April 2, 2007

             Form 10-Q for Fiscal Quarter Ended March 31, 2007
             File No. 0-27560

Dear Mr. Fresia:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                    Sincerely,

                    Larry Spirgel
                    Assistant Director